
Mail Stop 4720

March 8, 2017

David Boris
Co-Chief Executive Officer
Forum Merger Corporation
135 East 57th Street, 8th Floor
New York, NY 10036

> **Re:** **Forum Merger Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted February 9, 2017**
> **CIK No. 0001697152**

Dear Mr. Boris:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   We note your references here and throughout the prospectus to equity-linked securities. In an appropriate section of the filing, please describe such securities and how they may be used.

Prospectus Summary

Competitive Strengths, page 1

3.   Please disclose here in more detail the specific relevant business experience of your management team.

4.   We note in the first bulleted paragraph on page 2 your reference to your "sponsor's previous investment history." Please disclose this history or revise your disclosure accordingly.

The Offering

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

5.   Please revise to disclose whether permitted transferees of the holders of the founders' shares and shares of Class A common stock underlying the founders' units are subject to the limitations described in the second paragraph on page 13.

Risk Factors

6.   Please add a risk factor addressing the fact that you will only need 36.1% of your public shareholders to vote in favor of your initial business combination in order to have it approved.

If third parties bring claims against us … , page 20

7.   Please tell us why your statements here and elsewhere that you have "not independently verified" that your sponsor has sufficient funds to satisfy its indemnity obligations and that you "believe that [your] sponsor's only assets are securities of your company" are appropriate in light of the fact that your sponsor is wholly owned by Forum Capital Management, LLC, of which the sole members are Messrs. Vogel, Kiev and Boris.

In connection with any vote to approve a business combination … , page 26

8.   Please expand this risk factor to clearly explain the implications of this risk for your investors.

We may be unable to obtain additional financing … , page 27

9.   We note your statement that you believe the proceeds of this offering will be sufficient to consummate a business combination. We also note your statements elsewhere that you will "seek to acquire one or more businesses with an aggregate enterprise value of approximately $250 million to $500 million or more." Please revise to clarify that, if you

consummate a business combination in accordance with your stated criteria, you will need additional consideration to supplement the proceeds of the offering.

Proposed Business

Competitive Strength, page 48

10.   Please revise to indicate whether or not you have identified any specific private equity funds with which you intend to collaborate.

Status as a Public Company, page 49

11.   Please revise to qualify your statements that a target business would have greater access to capital and an additional means of providing management incentives with the risk that a market for your securities may not develop, as you describe on page 34.

Liquidation if No Business Combination, page 57

12.   Please revise to identify the agreement or agreements pursuant to which your sponsor, officers and directors have agreed that they will not propose any amendment to your amended and restated certificate of incorporation as described in this section.

Management, page 66

Conflicts of Interest, page 71

13.   We note that founders' shares beneficially owned by your officers and directors will be released from escrow only if a business combination is successfully completed and the founders' units, including the underlying shares of Class A common stock and founders' warrants, purchased by your sponsors will expire worthless if a business combination is not consummated. With regard to the founder's shares being placed in escrow, tell us and disclose whether you will recognize compensation expense as the shares are released from the escrow arrangement in accordance with ASC 718-10-S99-2. If not, please explain why.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Yolanda Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Shole LLP